Exhibit 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817-336-2461	713-651-9944
www.cgaus.com

February 4, 2014

Mr. Eric Niccum
Jones Energy Holdings, LLC
807 Las Cimas Parkway, Suite 350
Austin, Texas 78746

Re:	Evaluation Summary
Jones Energy Holdings, LLC Interests
Total Proved Reserves
As of December 31, 2013

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue

Dear Mr. Niccum:

As requested, this report was prepared on February 4, 2014 for Jones Energy Holdings, LLC (JEH) for the purpose of submitting our estimates of total proved reserves and forecasts of economics attributable to JEH interests. We evaluated 100% of the Company reserves, which are made up of various oil and gas properties in various states. This evaluation utilized an effective date of December 31, 2013, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved	Proved*
		Developed	Developed	Proved	Total	Proved
		Producing	Non-Producing	Undeveloped	Proved	Developed
Net Reserves
Oil	- Mbbl	6,068.2	1,061.0	9,559.1	16,688.3	7,129.2
Gas	- MMcf	127,450.2	12,172.3	97,025.1	236,647.5	139,622.5
NGL	- Mbbl	17,645.1	1,456.1	13,814.2	32,915.5	19,101.3
BOE	- Mbbl	44,955.0	4,545.8	39,544.2	89,045.1	49,500.9
Revenue
Oil	- M$	557,999.4	96,791.1	876,131.1	1,530,922.3	654,790.4
Gas	- M$	402,092.2	37,590.0	300,553.8	740,235.8	439,682.3
NGL	- M$	476,266.5	41,621.5	414,650.4	932,538.3	517,887.9
Other	- M$	2,742.5	0.0	7,278.8	10,021.4	2,742.5
Severance Taxes	- M$	84,837.6	9,336.0	75,209.6	169,383.2	94,173.7
Ad Valorem Taxes	- M$	20,054.9	3,329.1	22,823.5	46,207.5	23,384.0
Operating Expenses	- M$	250,557.1	14,526.1	163,045.0	428,128.4	265,083.1
Other Deductions	- M$	45,331.1	11,351.9	34,573.4	91,256.1	56,683.0
Investments	- M$	741.3	15,164.4	533,437.1	549,342.6	15,905.7
Net Operating Income	- M$	1,037,578.9	122,295.1	769,525.4	1,929,399.4	1,159,874.1
Discounted @ 10% (Present Worth)	- M$	605,541.2	80,086.0	331,844.9	1,017,472.1	685,627.3

* Proved Developed Non-Producing shown above also includes Proved Developed Shut-In properties.

Jones Energy Holdings, LLC Interests

February 4, 2014

Proved Developed (“PD”) reserves are the summation of the Proved Developed Producing and Proved Developed Non-Producing reserve estimates. Proved Developed reserves were estimated at 7,129.2 Mbbl oil, 139,622.5 MMcf gas and 19,101.3 Mbbl NGLs (or 49,500.9 MBOE). Of the Proved Developed reserves, 44,955.0 MBOE were attributed to producing zones in existing wells and 4,545.8 MBOE were attributed to zones in existing wells not producing. Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow (net operating income) is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”.  The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil volumes and natural gas liquids (NGLs) are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. BOE (barrels of oil equivalent) is expressed as oil and NGL volumes in barrels plus gas volumes in Mcf divided by six (6) to convert to barrels.

Presentation

The report is divided into a summary section and four reserve category sections. The summary section includes Total Proved (“TP”) and Proved Developed (“PD”) tabulations. The four reserve category sections include: Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), Proved Developed Shut-In (“PDSI”) and Proved Undeveloped (“PUD). Within certain reserve category sections are Tables I, Summary Plots and Tables II.  Table I displays composite reserve estimates and economic forecasts for the particular reserve category.  The Summary Plot is a composite rate-time history-forecast curve for the properties summarized in the corresponding Table I. Following certain Summary Plots are Table II “oneline” summaries that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.  The Table II is sorted by production area and lease name.

For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the composite Tables I are explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for December 31, 2013 were $96.78/bbl and $3.67/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (WSJ, Bloomberg) during 2013 and the base gas price is based upon Henry Hub spot prices (WSJ) during 2013.

As provided, oil and gas price differentials were applied and may include adjustments for local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. NGL prices were determined to be approximately 31% of WTI-Cushing oil prices based upon data provided by JEH. The gas price differentials provided were based on the first month of the forward curve of the following indices: ANR, PEPL, DEMARC, Centerpoint and NGPL or a blended average of these indices. Gas basis differentials are in $/MMBtu units as follows:

Jones Energy Holdings, LLC Interests

February 4, 2014

	Panhandle	ANR Pipeline	Nat. Gas Pipeline Co.	Centerpoint	Northern Nat. Gas
	TX/OK	Company OK	of America Mid-Con.	East	Demarcation
Mo-Yr	(PEPL)	(ANR)	(NGPL)	(Centerpoint)	(DEMARC)
01-2014	-0.20	-0.13	-0.13	-0.13	0.01
Thereafter	0.0%	0.0%	0.0%	0.0%	0.0%
Cap	-0.20	-0.13	-0.13	-0.13	0.01

After these pricing adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $91.736 per barrel for oil, $3.128 per MCF for gas and $28.331 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Operating expenses, other deductions and capital expenditures were not escalated. Lease operating expenses for most wells were forecasted on a per well basis with some utilizing an average expense for the area as provided by JEH. Gas compression, processing and transportation fees were applied to each property as provided and can be found as Other Deductions (column 27) in the attached tables.  Properties feeding the Cleveland Pipeline System are charged a supplemental $0.223/MCF and the operating cost for the Cleveland Pipeline cases are incorporated into the individual properties operating cost.

For Texas properties, oil and gas severance tax values were determined by applying normal state tax rates of 4.6% of oil revenue and 7.5% of gas revenue.  Ad Valorem taxes were applied at rates of 2.0% to 3.0% of revenue by property as provided.  The Cleveland horizontal wells qualify for the “High-Cost Gas Incentive” state severance tax reduction; therefore, gas severance taxes were applied at 1.0% of gas revenue (15% of standard rate) for 10 years after the start of production and then returned to normal rates of 7.5% for the remaining life of each property as scheduled by JEH. Other severance tax reduction scenarios were established for certain properties as scheduled by JEH.

For Oklahoma properties, a severance tax of 7.095% of revenue was applied to all vertical producing wells.  A severance tax reduction as outlined in the Oklahoma horizontal well tax incentive guidelines was applied to existing and future horizontal wells.  Reduced severance taxes of 1.095% of revenue were applied to horizontal wells for 48 months if drilled January 1, 2013 or after. No ad valorem taxes were applied for Oklahoma properties.  Taxes for other states were applied at standard rates.

Reserves and Drilling Locations

We evaluated 836 PDP properties for this report, including the Cleveland Pipeline System case, and 119 PDNP properties with start dates and investments as provided. The Cleveland Pipeline System was modeled by estimating anticipated throughput volumes and applying current economic and contract parameters.  Revenue for the pipeline system is shown as Other Revenue (column 16) in the attached tables.  Also, 117 PDSI properties were included which require further review by JEH for potential upside or confirmation as P&A candidates.

This report also includes 377 proved drilling locations (328 commercial) in Texas and Oklahoma and one (1) Cleveland Pipeline PUD case. Certain East and West Ellis, Oklahoma PUD gas volumes were used to estimate the incremental gas feeding the Cleveland Pipeline PUD case. The Cleveland reservoir contains 242 locations (236 commercial) plus one Cleveland Pipeline Case; the Granite Wash reservoir contains 6 locations (4 commercial); the Marmaton reservoir contains 26 locations (26 commercial); and the Woodford reservoir contains 103 locations (62 commercial). In Texas, a maximum of five (5) horizontal proved locations were assigned to each 640-acre section in most cases to be consistent with the Texas field rules and actual development spacing. JEH has requested Texas drilling permits on at least nine (9) occasions for a fifth horizontal Cleveland location and has not been denied, and has drilled eight (8) sections with five (5) horizontal Cleveland wells; therefore, some sections were given up to five (5) horizontal proved locations depending on

Jones Energy Holdings, LLC Interests

February 4, 2014

well density and offsetting performance.  In Oklahoma, a maximum of five (5) horizontal proved locations were assigned to each 640-acre section based on current field development.

All PUD drills were assumed to be horizontal wells offsetting production from either vertical or horizontal producers (or both). In the cases where a PUD was offsetting a single vertical producer, reserves were assigned at two times (2X) the vertical well EUR for Cleveland locations, assuming geologic and production control were evident. In the cases where a horizontal PUD Granite Wash location was offsetting a single vertical producer, sufficient nearby Granite Wash vertical and horizontal production had to be established in the region as well as geologic and production control. In all cases, the PUD type curves were either upgraded or downgraded based on offsetting production.

Capital costs for future drills and workovers were scheduled as provided by JEH. Capital costs were reviewed by CG&A for reasonableness and compared to capital costs provided in previous years. Adjustments were made as necessary after a review with JEH. Drill and complete (D&C) costs varied by region, reservoir and operator. However, net D&C costs averaged $2,015,000 for each of the 236 Cleveland wells, $2,191,000 for each of the 4 Granite Wash wells, $135,000 for each of the 26 Marmaton wells, and $734,000 for each of the 62 Woodford wells.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves. Non-commercial PDNP and/or PUD properties shown in Table II’s and individual cash flow tables do not meet SEC guidelines for commerciality and therefore are not booked as reserves. These non-commercial properties are included in this report for the sole purpose of tracking wellbores and/or drilling locations within JEH.

Each of the commercial drilling locations proposed as part of the Company’s development plan conforms to the proved undeveloped standards as set forth by the SEC.  In our opinion, the Company has indicated they have every intent to complete this development plan within the next five years.  Furthermore, the Company has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties.  Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for the Company properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Jones Energy Holdings, LLC Interests

February 4, 2014

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.  All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included as part of this evaluation.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years.  This evaluation was supervised by W. Todd Brooker, Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Jones Energy Holdings, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report.  Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

/s/ W. Todd Brooker, P. E.
W. Todd Brooker, P. E.
Senior Vice President